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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number:0-8141
                                                                          ------

                           NOTIFICATION OF LATE FILING

(Check One):     X   Form 10-K        Form 11-K        Form 20-F       Form 10-Q
                ----             ----             ----            ----
                     Form N-SAR
                ----

         For Period Ended:     April 30, 2000
                          ---------------------------

___ Transition Report on Form 10-K           ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F           ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            NORSTAN, INC.
                        --------------------------------------------------------
Former name if applicable:          NOT APPLICABLE
                          ------------------------------------------------------

Address of principal executive
office: 5101 SHADY OAK ROAD, MINNETONKA, MINNESOTA 55343
        ------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      X            (b)       The subject annual report, semi-annual report,
     ---                     transition report on Form 10-K, 20-F, 11-K or Form
                             N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.


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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         THE COMPANY IS NOT ABLE TO FILE ITS FORM 10-K WITHIN THE PRESCRIBED TIME PERIOD BECAUSE ARRANGEMENTS AND/OR COMMITMENTS RELATING TO THE COMPANY'S LONG-TERM DEBT FINANCING WHICH ARE MATERIAL TO THE COMPANY'S FINANCIAL STATEMENTS CANNOT BE RESOLVED UNTIL, AT THE EARLIEST, THE WEEK OF JULY 31, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Philip J. Tilton               (612) 672-8357
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         (Name)                        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).  X Yes     No
                                  ---    ---

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof? ).  X  Yes     No
                    ---     ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report on its Form 10-K a net loss of $68,949,000 for the fiscal year ended April 30, 2000. During the year ended April 30, 1999, the Company earned net income of $5,890,000. The significant change in the results of the Company's operations is attributable to several factors. During fiscal 2000, Norstan wrote off approximately $32 million in goodwill arising in connection with certain consulting firm acquisitions. In addition, the Company experienced a 13.3 percent decrease in total revenues and its overall gross margin declined from approximately 30 percent to 23 percent of revenues. Norstan's selling, general and administrative expenses increased approximately 12 percent from $129 million to $144 million. All of the foregoing information has been publicly reported through a press announcement released on June 22, 2000.

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                                  NORSTAN, INC.
                                  -------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    July 31, 2000                      By: /s/ Richard Cohen
     -----------------------------             --------------------------------
                                               Richard Cohen
                                               Chief Financial Officer


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